ROPKA LAW, LLC

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

January 31, 2022

VIA EDGAR

Ken Ellington

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-41461; 811-08529

Dear Mr. Ellington:

Kindly accept this letter in response to our telephone conversation on November 23, 2021, wherein you provided comments to the above-referenced Registrant’s 2021 Annual Report, Form N-CSR, filed on November 9, 2021 and Form N-CEN filed on November 15, 2021. Your comments and the responses provided by the Registrant are set forth below.

1.

Please add a footnote to the financial highlights for the Smart Diversification Fund stating that the ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying fund in which the Fund invests.

Response: The Registrant will add the requested footnote in all future filings as applicable.

2.

The Smart Diversification Fund appears to be a fund of fund. Please include a general description of the Fund’s structure in the Notes to Financial Statements. See FASB ASC 946-235-50-5.

Response:  The Registrant is consulting with its auditors to determine the most appropriate  amendments to its disclosure regarding the Fund’s structure relative to the referenced FASB.  In future filings the referenced Note will be revised accordingly directed by its auditors.

Mr. Ken Ellington

January 31, 2022

3.

Disclosure in the Notes to Financial Statements state that the Funds may also pay 100% of any extraordinary expenses associated with the CCO’s duties including extraordinary expenses associated with retention or other bonuses.  Please explain how these expenses are considered “extraordinary” as defined by Instruction 2(a)(ii) to Item 27(d)(1) of Form N-1A.

Response: The referenced Note disclosure will be removed from the Registrant’s future filings given the fact that the CCO’s compensation has been revised to eliminate the payment of such expenses.

4.

The Staff noted disclosure of significant ownership in the Funds per review of the financial statements. Explain how the large shareholder/shareholder concentration risk is addressed in the summary and the Statutory Prospectus given the fact that certain of the Monteagle Funds have a large concentration of controlling shareholders.

Response: The Registrant will add the appropriate concentration risk the Fund’s summary and statutory prospectus in its future filings.

5.

Include a statement that additional information about the Trustees and Officers is included in the Statement of Additional Information. See Item 27(b)(6) of Form N-1A.

Response: The Registrant will add the requested statement in all future filings as applicable.

6.

As reported in the Monteagle Funds’ Form N-CEN dated August 31, 2021 the Texas Fund noted under Item C.6.a. that a borrower failed to return a loan on securities by the contractual deadline. Accordingly, please provide additional information about this issue.

Response: The Registrant has reviewed its response to the referenced Item in its N-CEN dated August 31, 2021 Item and determined it to be in error it will amend its filing to correct this Item accordingly.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ Charles R. Ropka, Esquire

Charles R. Ropka, Esquire